Exhibit 99.1

CLEMENTIA PHARMACEUTICALS INC. OBTAINS INTERIM ORDER FOR PROPOSED TRANSACTION WITH IPSEN S.A. AND ENTERS INTO SUPPORT AND VOTING AGREEMENTS WITH TWO ADDITIONAL SIGNIFICANT SHAREHOLDERS

MONTREAL, QUÉBEC, CANADA - March 6, 2019 – Clementia Pharmaceuticals Inc. (Nasdaq: CMTA) is pleased to announce that it has obtained an interim order from the Québec Superior Court in connection with the previously announced plan of arrangement pursuant to which a wholly-owned subsidiary of Ipsen S.A. is proposing to acquire all of the issued and outstanding common shares of Clementia for US$25.00 per share in cash upfront on completion of the transaction plus a deferred payment on the achievement of a future regulatory milestone in the form of a contingent value right (CVR) of US$6.00 per share payable upon the U.S. Food and Drug Administration (FDA) acceptance of the New Drug Application (NDA) filing for palovarotene for the treatment of multiple osteochondromas (MO) on or prior to December 31, 2024.

The interim order authorizes Clementia to call and hold on April 9, 2019 a special meeting of the holders of its common shares to approve the transaction. The transaction will require the approval of at least 66 2/3% of the votes cast by shareholders present in person or represented by proxy at the meeting as well as the approval of a majority of the votes cast by the Clementia's disinterested shareholders present in person or represented by proxy at the meeting.

Clementia has set March 8, 2019 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the meeting.

Further details regarding the transaction and the procedure for shareholders to vote their common shares will be included in the management information circular, the letter of transmittal and the related proxy materials in respect of the meeting, which are expected to be mailed and made available on SEDAR and EDGAR on or about March 13, 2019.

BDC Capital and New Enterprises Associates Enter into Support and Voting Agreements

Clementia also announces that following the announcement of the transaction, BDC Capital Inc. and New Enterprise Associates 15, L.P., who respectively own approximately 14.0% and 7.1% of the issued and outstanding common shares, have each entered into a support and voting agreement pursuant to which they have agreed to vote their common shares in favour of the special resolution approving the transaction. Considering the previously announced support and voting agreements entered into by OrbiMed Private Investments IV, LP and the directors and certain officers of Clementia, shareholders owning approximately 51.7% of Clementia's issued and outstanding common shares have now agreed to vote their common shares in favour of the transaction.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. Clementia is preparing to submit an NDA in the second half of 2019 to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of investigational palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of MO, also known as multiple hereditary exostoses (MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Forward Looking Statements

This press release may include "forward-looking statements" within the meaning of the applicable securities laws, including with respect to the timing and completion of the arrangement, the proposed timing of filings and submissions with the FDA for palovarotene and the impact of the proposed transaction on Clementia and the operations of Clementia post-transaction. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, the risk that a condition to closing of the arrangement may not be satisfied, the risk that any required shareholder, court or applicable regulatory approvals for the arrangement may not be obtained or be obtained subject to conditions that are not anticipated, the outcome of the FDA approval of palovarotene product candidate for the treatment of MO, Clementia's ability to successfully complete in a timely manner the studies required to be completed in order to submit the NDA, Clementia's ability to generate revenue and become profitable, the risks related to its heavy reliance on palovarotene, its only current product candidate, the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety, Clementia's dependence on licensed intellectual property, including the ability to source and maintain licenses from third-party owners; as well as the risks identified in Clementia's public filings with the SEC and the Québec Autorité des Marchés Financiers. Clementia cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read Clementia's filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and Clementia undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Financial Community

Joseph Walewicz

EVP, Business and Corporate Development

+1 (514) 940-1080

investors@clementiapharma.com

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